Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Lottery.com Announces Partnership with Countable to Amplify Social Philanthropy Efforts

AUSTIN, Texas, April 27, 2021 (GLOBE NEWSWIRE) -- Lottery.com (the “Company” or “Lottery.com”), a leading platform that enables users to play the lottery online, today announced that its charitable sweepstakes platform, WinTogether Trust (“WinTogether”), has entered into an agreement with Countable Corp. (“Countable”) to reimagine the future of engaging communities online for WinTogether’s charitable initiatives. Together, Countable and WinTogether aim to propel financial success for top tier organizations at the nexus of social impact issues, such as sustainability, social justice, and education.

WinTogether and Countable plan to bring visibility and engagement through dedicated hubs for each charitable campaign. Social content will be shared across the WinTogether site, powered by Countable, and via Causes.com, a service division of Countable, with a broad audience of 192M followers. Content will be tailored to targeted Causes.com audience cohorts in an effort to effectively amplify key messages and drive impact for WinTogether philanthropy.

“We believe we need to leave the world better than we found it,” said Tony DiMatteo, Co-Founder and CEO of Lottery.com, “We believe WinTogether is the future of philanthropy and we’re excited to be partnering with Countable to bring visibility to the important issues for which we’re seeking to fundraise. Countable generates impact at scale and that’s exactly what we believe we need to change the world.”

WinTogether, established and operated by the Company, seeks to supercharge philanthropic efforts with a next-generation digital technology platform customized with an innovative twist in charitable involvement. WinTogether recently completed its premiere sweepstakes event featuring the Arbor Day Foundation’s Time for Trees® initiative and identifies its causes using the United Nations 17 Sustainable Development Goals as guidance.

“We’re thrilled to be partnering with WinTogether to inspire investment and optimize impact for the charitable campaigns,” said Bart Myers, Founder and CEO of Countable. “Our robust community engagement platform is built for purpose-driven corporate social responsibility initiatives. WinTogether is a great use case for the efficacy of the platform and the precision content targeting we offer. The audience of Causes.com is a natural fit for WinTogether’s philanthropic work.”

Countable empowers organizations to effectively manage and measure the impact of digital communities. Under the agreement with WinTogether, Countable will deliver a community engagement platform, the content, and campaign marketing expertise to establish an active social impact presence for WinTogether. In addition to the Countable platform, the Causes.com audience gives the WinTogether charitable campaigns significant promotional reach.

About WinTogether

WinTogether.org is a charitable sweepstakes platform, operated by Lottery.com, that is centered around building the future of philanthropy. WinTogether gamifies charitable giving to fundamentally change how causes engage with their donors and raise funds. Through its global platform, it offers charitable donation sweepstakes to incentivize donors to take action by offering once in a lifetime experiences, large cash prizes, and luxury prizes. WinTogether is aligned with the 17 United Nations Sustainable Development Goals and works with some of the largest nonprofits in the world to provide a new channel to raise awareness, raise funds, and reach new donors around the world. All donations are collected by the WinTogether Trust, a registered 501c3, based in Mesa, Arizona. For more information, visit www.wintogether.org.

About Countable

Countable Corp, a seed-stage company based in San Francisco, CA, is the next-generation purpose-driven engagement platform with over 120 successful implementations for clients ranging from Starbucks, Uber, Patagonia, Twitch, and PG&E. Countable leverages the Causes.com audience, as a service offering, to empower enterprises to establish a vibrant community experience and turn engagement into meaningful, measurable, and scalable impact resulting in increased revenue, maximized retention, and continuous innovation. For more information, visit www.countable.com

About Lottery.com

AutoLotto, Inc. doing business as Lottery.com is an Austin, TX-based company enabling consumers to play state-sanctioned lottery games from their home or on the go in the US and internationally. The Company works closely with state regulators to advance the lottery industry, providing increased revenues and better regulatory capabilities, while capturing untapped market share, including millennial players.

On February 22, 2021, the Company entered into a definitive agreement with Trident Acquisitions Corp. (“Trident”) (Nasdaq: TDACU, TDAC, TDACW) to become a publicly-traded company on The Nasdaq Stock Market. Trident and the Company published an investor presentation on a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed business combination, which is publicly available on the SEC’s website www.sec.gov and is also posted to Trident’s and Lottery.com’s respective websites or accessible here.

Important Information and Where to Find it

In connection with the proposed business combination, Trident expects to file a registration statement on Form S-4 (the “Registration Statement”) that will include a preliminary proxy statement with the SEC for the solicitation of proxies from Trident’s shareholders. Additionally, Trident will file other relevant materials with the SEC in connection with the proposed business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination between Trident and Lottery.com, Trident and the Company’s ability to consummate the transactions, the benefits of the transactions, the Company’s estimated growth, operational and state expansion, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. The Company cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or the Company. In addition, the Company cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or the Company following announcement of the proposed business combination; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Trident, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (viii) the Company’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; (x) the effects of competition on the Company’s future business; (xi) risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect on the Company and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; (xvi) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xvii) failure to consummate the transactions contemplated between the parties on the agreed to terms in a timely manner or at all; (xviii) the likelihood that the parties will achieve the objectives set forth in the agreement or as otherwise intended by the parties or at all. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Proxy Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Lottery.com Contact:
Cody Billingsley
(512) 537-5713
cody@lottery.com

Countable Press Contact:
Marta Weinstock
(781) 954-0191
marta@countable.com

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